UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 2)

TH International Limited
(Name of Subject Company and Filing Person (Issuer))

Warrants to Acquire Ordinary Shares	G81355 128 G8656L 122
(Title of Class of Securities)	(CUSIP Number of Class of Securities)

2501 Central Plaza
227 Huangpi North Road
Shanghai, People’s Republic of China, 200003
+86-021-6136-6616
(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

Copies of communications to:

Steve Lin
Kirkland & Ellis International LLP
29th Floor, China World Office 2
No.1 Jian Guo Men Wai Avenue
Beijing 100004, P.R. China
Tel: +86 10-5737-9300
(212) 446-4800

☐	Check the box if the filing relates solely to preliminary communications before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.

☒	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Amendment No. 2 (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO filed by TH International Limited, a Cayman Islands exempted company (the “Company,” “us,” or “we”) on May 12, 2023 (as amended, the “Schedule TO”) relating to an offer by the Company to each holder of the Company’s public warrants and private placement warrants to purchase the Company’s ordinary shares, par value $0.00000939586994067732 per share (“Ordinary Shares”), to receive 0.24 Ordinary Shares in exchange for every outstanding warrant tendered by the holder and exchanged pursuant to the offer (the “Offer”). The Offer was made upon and subject to the terms and conditions set forth in the prospectus/offer to exchange that is included in this Amendment (the “Prospectus/Offer to Exchange”), a copy of which is attached hereto as Exhibit (a)(1)(A), and in the related letter of transmittal and consent (as it may be amended and supplemented from time to time, the “Letter of Transmittal”), a copy of which is attached hereto as Exhibit (a)(1)(B).

Concurrently with the Offer, we are also soliciting consents (the “Consent Solicitation”) from holders of the warrants to amend (the “Warrant Amendment”) that certain Warrant Agreement, dated as of September 28, 2022, by and among Silver Crest Acquisition Corporation, the Company and Continental Stock Transfer & Trust Company, as warrant agent (the “Warrant Agreement”), to permit the Company to require that each warrant that is outstanding upon the closing of the Offer be exchanged for 0.216 Ordinary Share, which is a ratio 10% less than the exchange ratio applicable to the Offer.

Pursuant to the terms of the Warrant Agreement, the proposed Warrant Amendment requires the vote or written consent of holders of at least 50% of each of the outstanding public warrants and the outstanding private placement warrants.

The purpose of this Amendment is to amend and supplement the Schedule TO to (i) update Item 11 of the Schedule TO to report the final results of the Offer, and (ii) update Item 12 of the Schedule TO to (a) include the final Prospectus/Offer to Exchange, dated June 8, 2023, which forms a part of the Registration Statement on Form F-4 (the “Registration Statement”) declared effective by the U.S. Securities and Exchange Commission (the “SEC”) on June 8, 2023 and (b) a press release issued by the Company on June 12, 2023, announcing the results of the Offer and the effectiveness of the Registration Statement. Except as otherwise set forth in this Amendment, the information set forth in the Schedule TO remains substantively unchanged and is incorporated herein by reference to the extent relevant to the items in this Amendment. Capitalized terms used but not defined herein have the respective meanings ascribed to them in the Schedule TO.

Item 11.	Additional Information.

Item 11 of the Schedule TO is hereby amended and supplemented by adding the following:

The Offer and Consent Solicitation expired at 11:59 p.m., Eastern Daylight time, on June 9, 2023. The Company has been advised that 14,073,888 public warrants and 5,650,000 private placement warrants, or approximately 81.6% of the outstanding public warrants and 100% of the outstanding private placement warrants, respectively, were validly tendered and not validly withdrawn prior to the expiration of the Offer and Consent Solicitation. The Company expects to accept all validly tendered warrants for exchange and settlement on or before June 14, 2023. In addition, pursuant to the Consent Solicitation, the Company received the approval of parties representing approximately 81.6% of the outstanding public warrants and 100% of the outstanding private placement warrants to amend the warrant agreement that governs the warrants (such amendment, the “Warrant Amendment”), which exceeds the thresholds required to effect the Warrant Amendment. Accordingly, the Company and Continental Stock Transfer & Trust Company entered into the Warrant Amendment, dated June 12, 2023, and the Company announced that it will exercise its right, in accordance with the terms of the Warrant Amendment, to exchange each warrant that is outstanding upon the closing of the Offer for 0.216 Ordinary Shares per warrant, which is a ratio 10% less than the exchange ratio applicable to the Offer (the “Post-Offer Exchange”). The Company has fixed the date for the Post-Offer Exchange as June 27, 2023.

On June 12, 2023, the Company issued a press release announcing the final results of the Offer as set forth above. A copy of the press release is filed as Exhibit (a)(5)(B) to the Schedule TO and is incorporated herein by reference.

Item 12.	Exhibits.

(a)	Exhibits.

Exhibit No.	Description
(a)(l)(A)	Prospectus/Offer to Exchange (incorporated by reference to the Prospectus/Offer to Exchange that is included in the Company’s Amendment No. 1 to Registration Statement on Form F-4 (File No. 333-271880), filed with the SEC on June 2, 2023).
(a)(1)(B)	Form of Letter of Transmittal and Consent (incorporated by reference to Exhibit 99.1 to the Company’s Registration Statement on Form F-4, filed with the SEC on May 12, 2023).
(a)(1)(C)	Form of Notice of Guaranteed Delivery (incorporated by reference to Exhibit 99.2 to the Company’s Registration Statement on Form F-4, filed with the SEC on May 12, 2023).
(a)(1)(D)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies, and Other Nominees (incorporated by reference to Exhibit 99.3 to the Company’s Registration Statement on Form F-4, filed with the SEC on May 12, 2023).
(a)(1)(E)	Form of Letter to Clients of Brokers, Dealers, Commercial Banks, Trust Companies, and Other Nominees (incorporated by reference to Exhibit 99.4 to the Company’s Registration Statement on Form F-4, filed with the SEC on May 12, 2023).
(a)(2)	Not applicable.
(a)(3)	Not applicable.
(a)(4)	Prospectus/Offer to Exchange (incorporated by reference to Exhibit (a)(1)(A) herein).
(a)(5)(A)	Press Release, dated May 12, 2023 (incorporated by reference to Exhibit 99.1 of the Company’s Form 6-K furnished with the SEC on May 12, 2023).
(a)(5)(B)	Press Release, dated June 12, 2023 (incorporated by reference to Exhibit 99.1 of the Company’s Form 6-K furnished with the SEC on June 12, 2023).
(c)	Not applicable.
(d)(i)	Second Amended and Restated Memorandum and Articles of Association of TH International Limited (incorporated by reference to Exhibit 3.1 to the Registration Statement on Form F-1 (File No. 333-267864) filed by the Registrant on October 13, 2022).
(d)(ii)	Assignment, Assumption and Amended & Restated Warrant Agreement by and among Silver Crest Acquisition Corporation, TH International Limited and Continental Stock Transfer & Trust Company (incorporated by reference to Exhibit 4.3 to the Registration Statement on Form F-1 (File No. 333-267864) filed by the Registrant on October 13, 2022).
(d)(iii)	Specimen Warrant Certificate (incorporated by reference to Exhibit 4.6 to the Registration Statement on Form F-4 (File No. 333-259743) filed by the Registrant on September 23, 2021).
(d)(iv)	Registration Rights Agreement by and among the TH International Limited, Silver Crest Management LLC and certain shareholders of TH International Limited (incorporated by reference to Exhibit 4.4 to the Registration Statement on Form F-1 (File No. 333-267864) filed by the Registrant on October 13, 2022).

(d)(v)	Indenture between TH International Limited and Wilmington Savings Fund Society, FSB, as trustee (incorporated by reference to Exhibit 4.9 to the Registration Statement on Form F-4/A (File No. 333-259743) filed by the Registrant on January 28, 2022).
(d)(vi)	Lock-Up and Support Agreement, dated as of August 13, 2021, by and among TH International Limited, Silver Crest Acquisition Corporation and the shareholders of TH International Limited (incorporated by reference to Exhibit 10.3 to the Current Report on Form 8-K/A filed by Silver Crest Acquisition Corporation on August 19, 2021).
(d)(vii)	Sponsor Lock-Up Agreement, dated as of August 13, 2021, by and between TH International Limited and Silver Crest Management LLC (incorporated by reference to Exhibit 10.2 to the Current Report on Form 8-K/A filed by Silver Crest Acquisition Corporation on August 19, 2021).
(d)(viii)	Voting and Support Agreement, dated as of August 13, 2021, made by and among TH International Limited, Silver Crest Acquisition Corporation and Silver Crest Management LLC (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K/A filed by Silver Crest Acquisition Corporation on August 19, 2021).
(d)(ix)	Amendment No. 1 to Voting and Support Agreement, dated as of March 9, 2022 (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by Silver Crest Acquisition Corporation on March 9, 2022).
(d)(x)	Amended and Restated Share Incentive Plan of TH International Limited (incorporated by reference to Exhibit 10.5 to the Registration Statement on Form F-1 (File No. 333-267864) filed by the Registrant on October 13, 2022).
(d)(xi)	Form of Director and Officer Indemnification Agreement (incorporated by reference to Exhibit 10.7 to the Registration Statement on Form F-4/A (File No. 333-259743) filed by the Registrant on March 28, 2022).
(d)(xii)	Amended and Restated Master Development Agreement, dated as of August 13, 2021, by and among Tim Hortons Restaurants International GmbH, TH Hong Kong International Limited and TH International Limited (incorporated by reference to Exhibit 10.7 to the Registration Statement on Form F-4 (File No. 333-259743) filed by the Registrant on September 23, 2021).
(d)(xiii)	Amendment No. 1 to Amended and Restated Master Development Agreement, dated as of September 28, 2022, by and among Tim Hortons Restaurants International GmbH, TH Hong Kong International Limited and TH International Limited (incorporated by reference to Exhibit 10.8 to the Registration Statement on Form F-1 (File No. 333-267864) filed by the Registrant on October 13, 2022).
(d)(xiv)	Amended and Restated Company Franchise Agreement, dated as of August 13, 2021, by and among Tim Hortons Restaurants International GmbH, TH Hong Kong International Limited, Tim Hortons (Shanghai) Food and Beverage Management Co., Ltd., Tim Hortons (China) Holdings Co. Ltd., Tim Hortons (Beijing) Food and Beverage Services Co., Ltd. and Tim Coffee (Shenzhen) Co., Ltd (incorporated by reference to Exhibit 10.8 to the Registration Statement on Form F-4 (File No. 333-259743) filed by the Registrant on September 23, 2021).
(d)(xv)	Amended and Restated Company Franchise Agreement, dated as of August 13, 2021, by and between Tim Hortons Restaurants International GmbH and TH Hong Kong International Limited (incorporated by reference to Exhibit 10.9 to the Registration Statement on Form F-4 (File No. 333-259743) filed by the Registrant on September 23, 2021).
(d)(xvi)	Business Cooperation Agreement between Pangaea Data Tech (Shanghai) Co., Ltd and Tim Hortons (China) Holdings Co., Ltd., dated December 2, 2021 (incorporated by reference to Exhibit 10.10 to the Registration Statement on Form F-4/A (File No. 333-259743) filed by the Registrant on January 28, 2022).

(d)(xvii)	Convertible Note Purchase Agreement among TH International Limited, Sona Credit Master Fund Limited and Pangaea Two Acquisition Holdings XXIIA Limited, dated December 9, 2021 (incorporated by reference to Exhibit 10.12 to the Registration Statement on Form F-1/A (File No. 333-267864) filed by the Registrant on November 17, 2022).
(d)(xviii)	Convertible Note Purchase Agreement among TH International Limited, Sunrise Partners Limited Partnership and Pangaea Two Acquisition Holdings XXIIA Limited, dated December 9, 2021 (incorporated by reference to Exhibit 10.13 to the Registration Statement on Form F-1/A (File No. 333-267864) filed by the Registrant on November 17, 2022).
(d)(xix)	Form of Subscription Agreement (incorporated by reference to Exhibit 99.1 to the Current Report on Form 8-K filed by Silver Crest Acquisition Corporation on March 9, 2022).
(d)(xx)	Ordinary Share Purchase Agreement, dated March 11, 2022 (incorporated by reference to Exhibit 99.1 to the Current Report on Form 8-K filed by Silver Crest Acquisition Corporation on March 11, 2022).
(d)(xxi)	Amendment No. 1 to Ordinary Share Purchase Agreement, dated November 9, 2022 (incorporated by reference to Exhibit 10.16 to the Registration Statement on Form F-1/A (File No. 333-267864) filed by the Registrant on November 17, 2022).
(d)(xxii)	Registration Rights Agreement, dated March 11, 2022 (incorporated by reference to Exhibit 99.2 to the Current Report on Form 8-K filed by Silver Crest Acquisition Corporation on March 11, 2022).
(d)(xxiii)	Equity Support Agreement, dated March 8, 2022 (incorporated by reference to Exhibit 99.2 to the Current Report on Form 8-K filed by Silver Crest Acquisition Corporation on March 9, 2022).
(d)(xxiv)	Amendment No.1 to Equity Support Agreement, dated July 28, 2022 (incorporated by reference to Exhibit 10.19 to the Registration Statement on Form F-1/A (File No. 333-267864) filed by the Registrant on November 17, 2022).
(d)(xxv)	Amendment No.2 to Equity Support Agreement, dated December 27, 2022 (incorporated by reference to Exhibit 10.1 to the Form 6-K (File No. 001-41516), furnished with the SEC on December 28, 2022).
(d)(xxvi)	Pledge and Security Agreement, dated May 25, 2022 (incorporated by reference to Exhibit 10.17 to the Registration Statement on Form F-4/A (File No. 333-259743) filed by the Registrant on June 8, 2022).
(d)(xxvii)	Control Agreement, dated June 13, 2022(incorporated by reference to Exhibit 10.18 to the Registration Statement on Form F-1 (File No. 333-267864) filed by the Registrant on October 13, 2022).
(d)(xxviii)	Option Agreement by and between TH International Limited, Pangaea Two Acquisition Holdings XXIIB Limited and Pangaea Two Acquisition Holdings XXIIA Limited and Sona Credit Master Fund Limited, dated September 28, 2022 (incorporated by reference to Exhibit 10.22 to the Registration Statement on Form F-1/A (File No. 333-267864) filed by the Registrant on November 17, 2022).

(d)(xxix)	Share Purchase Agreement (incorporated by reference to Exhibit 10.1 to the Form 6-K (File No. 001-41516), furnished with the SEC on March 30, 2023).
(d)(xxx)	Amended and Restated Master Development Agreement, dated March 30, 2023, by and among PLK APAC Pte. Ltd., PLKC HK International Limited, PLKC International Limited and TH International Limited (incorporated by reference to Exhibit 4.31 to the Form 20-F (File No. 001-41516), filed with the SEC on April 28, 2023).
(d)(xxxi)	Dealer Manager Agreement, dated as of May 12, 2023, by and between TH International Limited and BofA Securities, Inc., as dealer manager (incorporated by reference to Exhibit 10.26 to the Company’s Registration Statement on Form F-4, filed with the SEC on May 12, 2023).
(d)(xxxii)	Tender and Support Agreement, dated as of May 12, 2023, by and among TH International Limited and the public warrant holders party thereto (incorporated by reference to Exhibit 10.27 to the Form F-4 filed with the SEC on May 12, 2023)
(d)(xxxiii)	Tender and Support Agreement, dated as of May 12, 2023, by and among TH International Limited and the private placement warrant holders party thereto (incorporated by reference to Exhibit 10.28 to the Form F-4 filed with the SEC on May 12, 2023)
(g)	Not applicable.
(h)	Tax Opinion of Kirkland & Ellis LLP (incorporated by reference to Exhibit 8.1 to the Company’s Registration Statement on Form F-4, filed with the SEC on May 12, 2023).
(b)	Filing Fee Exhibit.

Filing Fee Table.*

*Previously filed.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

TH International Limited

By:	/s/ Dong Li
Name:	Dong Li
Title:	Chief Financial Officer

Dated: June 12, 2023